

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Thomas O. Might
Chief Executive Officer
Cable One, Inc.
210 E. Earll Drive
Phoenix, AZ 85012

    Re: **Cable One, Inc.**
           Amendment No. 2 to Form 10-12B
           Filed May 15, 2015
           File No. 001-36863

Dear Mr. Might:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Results of Operations, page 7

1.   We note your disclosure on page 55, and elsewhere, describing your strategic decision not to "cross-subsidize [y]our video business with cash flow from [y]our higher growth, higher margin products…" We further note disclosures in your "Income from Operations" that mention management's continuing "focus on higher margin services, namely data and business services." In this regard, please consider expanding your disclosures, to quantify and discuss the margins for each of your major services, particularly residential video, residential data, residential voice and business for all periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Nicholas Foley
        Cravath, Swaine & Moore LLP